File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996 and the order dated August 28, 1996, the following is a report for the third quarter of fiscal year 2004:

  NEES Energy, Inc. (NEES Energy), a Massachusetts corporation, was formed on June 14, 1996. NEES Energy was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc (now National Grid Transco plc), reorganized as a Delaware corporation and renamed National Grid USA. In conjunction with the merger, NEES Energy’s accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

  In connection with the merger of NEES and National Grid Group plc (now National Grid Transco plc), as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

  Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.

  As of December 31, 2000, AEMC, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.). As of January of 2001 AEMC, L.L.C. completed the last in a series of sales, comprising substantially all of its business operations to independent third parties. AEMC, L.L.C. is presently inactive.

  As of December 31, 2003, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $5,541,115.

  As of December 31, 2003, NEES Energy had no permanent personnel and during the third quarter of fiscal year 2004 there were no individuals assigned on a substantially full-time basis.

  During the third quarter of fiscal year 2004, NEES Energy had no kilowatthours sold or marketed.

  Attached in Exhibits A through C are a consolidated balance sheet as of December 31, 2003, consolidated statements of income and retained earnings and statements of cash flows for the quarter, nine months, and twelve months ended December 31, 2003.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.

s/ John G. Cochrane
John G. Cochrane
President and Treasurer

Date: February 27, 2004

EXHIBIT INDEX

Exhibit	Description	Page
A	Balance Sheet at December 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
B	Consolidated Statement of Income and Accumulated Deficit For the Quarter and Nine Months Ended December 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
B1	Consolidated Statement of Income and Accumulated Deficit For the Twelve Months Ended December 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
C	Consolidated Statement of Cash Flows For the Quarter and Nine Months Ended December 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith
C1	Consolidated Statement of Cash Flows For the Twelve Months Ended December 31, 2003 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Balance Sheet
At December 31, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

ASSETS
Current assets:
Cash	$ 56
Accounts Receivable	0
Miscellaneous current assets	1
Tax benefits receivable	404
Total current assets	$ 461

Total assets	$ 461

LIABILITIES AND CAPITALIZATION
Current liabilities:
Accrued expenses	$ 1,489
Total current liabilities	1,489
Parent company's investment:
Subordinated notes payable to parent	5,541
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated retained earnings	(43)
Total parent company's investment	(1,028)

Total liabilities and parent company’s investment	$ 461

Exhibit B

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
For the Periods Ended December 31, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

	Quarter	Nine Months

INCOME
Revenue	$ 0	$ 0
Total income	0	0
EXPENSES
Operating expenses
General and administrative expenses	2	85
Taxes other than income taxes	0	0
Income tax benefit	(3)	(34)
Total operating expenses	(1)	51
Operating income (loss)	1	(51)
Other expense, net	(7)	(12)
Operating and other loss	(6)	(63)
Interest expense	0	0
Net loss	(6)	(63)
Accumulated (deficit) retained earnings at beginning of period	(37)	20
Accumulated deficit at end of period	$ (43)	$ (43)

Exhibit C

NEES Energy, Inc.
Consolidated Statement of Cash Flows
For the Periods Ended December 31, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

	Quarter	Nine Months

Operating activities:
Net loss	$ (6)	$ (63)
Adjustments to reconcile net loss to Net cash provided by operating activities:
Increase in accounts receivable and current assets	1	0
Increase in tax benefits receivable	22	7
Decrease in prepaid and other current assets	1	5
Decrease in accounts payable	(1)	(1)
Decrease in other current liabilities	0	(601)
Net cash used in operating activities	17	(653)
Financing activities:
Change in subordinated notes payable to parent	0	650
Net cash provided by investing activities	0	650

Net decrease in cash and cash equivalents	$ (17)	$ (3)
Cash and cash equivalents at beginning of period	39	59
Cash and cash equivalents at end of period	$ 56	$ 56

Exhibit B1

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
For the Twelve Months Ended December 31, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

Twelve Months

INCOME
Revenue	$ 0
Total income	0
EXPENSES
Operating expenses
General and administrative expenses	138
Tax benefit other than income taxes	(16)
Income tax benefit	(63)
Total operating expenses	59
Operating loss	(59)
Other expense, net	(18)
Operating and other loss	(77)
Interest expense	(32)
Net loss	(109)
Accumulated retained earnings at beginning of period	66
Accumulated deficit at end of period	$ (43)

Exhibit C1

NEES Energy, Inc.
Consolidated Statement of Cash Flows
For the Twelve Months Ended December 31, 2003
(In Thousands of Dollars)
(Unaudited, Subject to Adjustment)

Twelve Months

Operating activities:
Net loss	$ (109)
Adjustments to reconcile net loss to net cash provided by operating activities:
Decrease in tax benefits receivable	562
Increase in prepaid and other current assets	1
Increase in accounts payable	61
Decrease in other current liabilities	(601)
Net cash used in operating activities	(86)
Financing activities:
Change in subordinated notes payable to parent	125
Net cash provided by investing activities	125

Net decrease in cash and cash equivalents	$ (39)
Cash and cash equivalents at beginning of period	17
Cash and cash equivalents at end of period	$ 56